Exhibit (a)(5)

January 17, 2014
YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT
MEN’S WEARHOUSE’S OFFER AND NOT TENDER YOUR SHARES
Dear Fellow Shareholders:
On January 3, 2014, a wholly owned subsidiary of The Men’s Wearhouse, Inc. (“MW”) commenced an unsolicited tender offer to acquire your shares of Jos. A. Bank Clothiers, Inc. (the “Company”) at a price of $57.50 per share, in cash.
After careful consideration, including a thorough review of MW’s offer with our financial and legal advisors, the Company’s Board of Directors (your “Board”) determined that MW’s offer is not in the best interests of the Company’s stockholders. Your Board recommends that the Company’s stockholders REJECT MW’s offer and NOT TENDER their shares into the offer.
In reaching its recommendation, your Board considered a number of factors that are described in the enclosed Schedule 14D-9. First and foremost, MW’s offer is inadequate and significantly undervalues the Company and its near- and long-term potential, and is highly conditional.
The offer is opportunistic, does not reflect the Company’s improving financial performance and results of operations or the Company’s strategy and future prospects. For well over a decade, the Company has been among the leaders in the industry in driving exceptionally strong rates of revenue and net income growth. The Company’s Board and management remain entirely focused on generating maximum value for stockholders. Your Board believes MW’s offer is opportunistic and timed to acquire the Company while the Company’s operations are strengthening. The offer price does not reflect the significant progress the Company has made in recent quarters and its improved financial performance and results of operations.
The Company is continuing to explore strategic acquisitions and other alternatives. As the Company has stated publicly, the Company is continuing its process, which has been ongoing for some time, to consider and evaluate strategic alternatives, including acquisitions. Your Board believes that its and management’s deep industry experience and knowledge and track record of creating stockholder value can enable it to identify and execute acquisition transactions that will create value in excess of the offer price.
The Company has received an inadequacy opinion from Goldman, Sachs & Co. (“Goldman Sachs”), its financial advisor. Goldman Sachs rendered an opinion to your Board that as of January 17, 2014, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of the Company’s shares pursuant to the offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated January 17, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to the Company’s 14D-9 filing as Annex A. Goldman Sachs provided its opinion for the information and assistance of your Board in connection with its consideration of the offer, and it is not a recommendation as to whether or not any holder of the Company’s shares should tender such shares in connection with the offer or any other matter.

The offer fails to appropriately compensate you for the significant synergies that MW claims would be created by a business combination between MW and the Company. MW has publicly disclosed that a combination of the Company and MW could yield significant synergies of between $100 – $150 million of run rate synergies to be realized in the first three years following a business combination. If MW’s estimates regarding these synergies are accurate, MW’s offer does not come close to adequately compensating you for this purported significant synergy value.
The offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed. MW’s offer is highly conditional, and includes at least one condition that MW has itself said is problematic. According to MW’s Schedule TO, MW’s offer is subject to 16 broadly drafted conditions, many with numerous subparts, some of which are of questionable relevance to the Company and its business. All of these conditions are for the sole benefit of MW and its affiliates and may be asserted by MW in its sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by MW in its sole discretion in whole or in part at any time or from time to time before the expiration date. Thus, the Company’s stockholders have no assurance that MW’s offer will ever be completed. We note that MW has included a condition relating to antitrust approvals, a condition which MW’s prior statements indicate MW thinks could be difficult to satisfy.
MW’s true motives are unclear and its commitment to the offer is not credible. Your Board has noted that MW made its proposal to acquire the Company only after its largest shareholder, Eminence Capital, LLC (‘‘Eminence’’), threatened MW’s Board that, unless it pursued a combination with the Company, Eminence would seek to call a special meeting of shareholders to, among other things, amend MW’s bylaws to permit the removal of the entire MW board of directors. After MW made the Offer, Eminence then terminated its proxy solicitation threatening the removal of MW’s board of directors. Your Board believes MW’s actions to date create doubt as to MW’s intentions and motivations in making its highly conditional offer.
A complete discussion of the significant factors contributing to your Board’s recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed. The Schedule 14D-9 is available on the SEC’s website, www.sec.gov. In addition, the Schedule 14D-9 and other materials related to MW’s unsolicited proposal are available in the “Investor Relations” section of the Company’s website at www.josbank.com. If you have any questions concerning the Company’s Schedule 14D-9 or need additional copies of the Company’s publicly-filed materials, please contact the Company’s information agent, Innisfree M&A Incorporated, at (877) 750-9499 (toll-free).
Your Board is committed to, and will continue to act in the best interests of, all of the Company’s stockholders as we work to protect your investment and create value for stockholders. We appreciate your loyal support.

Sincerely,
Robert N. Wildrick Chairman of the Board